5/6/03

BB 5/14



03054267

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAY 6 2003 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nordea SEcurities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anders F. Andersen (212) 603-2879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) N.Y. (State) 10017 (Zip Code)

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henrik Bak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordea Securities, Inc., as of December 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STATE: NEW YORK
COUNTY: NEW YORK
FEBRUARY 4TH, 2003

[Signature]
Signature

President
Title

[Signature]
Notary Public

JYTTE ANDERSEN
Notary Public, State of New York
No. 01AN6071993
Qualified In Westchester County
Commission Expires March 25, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Nordea Securities, Inc.:

We have audited the accompanying statement of financial condition of Nordea Securities, Inc. (the Company), a wholly owned subsidiary of Nordea Bank Danmark A/S, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordea Securities, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 5, 2003



NORDEA SECURITIES, INC.
(A Wholly Owned Subsidiary of Nordea Bank Danmark A/S)

Statement of Financial Condition

December 31, 2002

Assets		
Cash (note 5)	$	163,714
Securities owned, at market value (note 2)		5,495,130
Other assets		3,829
Total assets	$	5,662,673
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	570,837
Due to affiliates (note 5)		18,045
Total liabilities		588,882
Stockholder's equity		
Common stock, no par value; 1,000 shares authorized, 200 shares issued and outstanding		—
Additional paid-in capital		15,000,000
Accumulated deficit		(9,926,209)
Total stockholder's equity		5,073,791
Total liabilities and stockholder's equity	$	5,662,673

See accompanying notes to financial statements.

NORDEA SECURITIES, INC.
(A Wholly Owned Subsidiary of Nordea Bank Danmark A/S)

Notes to Financial Statements

December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

Nordea Securities, Inc. (the Company), formerly known as Unibank Securities, Inc., a wholly owned subsidiary of Nordea Bank Danmark A/S (the Parent), which is wholly owned by Nordea Bank Finland plc., was incorporated in Delaware on October 3, 1994. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company provides fixed income, equity and investment advisory services to affiliates as well as customers.

Unidanmark A/S, the former ultimate parent of the Company, merged on April 12, 2000 with MeritaNordbanken plc. under Nordic Baltic Holding, resulting the creation of Nordea AB.

To consolidate New York operations, on December 11, 2001 the executive management of Nordea Bank Danmark A/S, formerly known as Unibank A/S of Denmark, approved the following:

- The sale of Nordea Securities Inc.'s investment management business to Nordea Investment Management North America Inc.; and
- The sale and transfer of Nordea Securities Inc. from Nordea Investment Management North America Inc., formerly known as Unicorp. Inc., to Nordea Bank Danmark A/S.

As a result, an Asset Purchase Agreement dated December 15, 2001 set forth an agreement where Nordea Securities, Inc. sold its investment management service function to Nordea Investment Management North America, Inc. In addition, a Stock Purchase Agreement dated December 15, 2001 set forth an agreement where Nordea Investment Management North America, Inc. sold 100% of its already owned outstanding capital stocks of Nordea Securities, Inc. to Nordea Bank Danmark A/S.

Even though the accompanying financial statements have been prepared from the separate records maintained by the Company, they may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity (see note 5).

The following is a summary of significant accounting policies:

(a) Clearing Arrangements

Pursuant to agreements between the Company and the Parent, its correspondent clearing broker, the Company clears all of its customer transactions through its head office on a fully disclosed basis.

(b) Securities and Securities Transactions

Securities owned are valued at market value. Changes in appreciation (depreciation) arising from fluctuations in market value are included in the statement of operations.

Securities transactions and related commission revenue (net of expenses paid to the Parent) are recorded on a trade date basis.

(Continued)

(c) Account supervision and administration fees

Account supervision and administration fees are recognized as earned based on the monthly turnover amounts of the accounts.

(d) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

(e) Statement of Cash Flows

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all the Company's financial instruments, are carried at, or approximate, fair value.

(2) Securities Owned

The Treasury Bills with face value of $5,500,000 at December 31, 2002, which mature on January 30, 2003 are stated at market value. The cost of these securities was $5,493,958.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $4,931,248 which was $4,831,248 in excess of required net capital of

(Continued)

$100,000. Aggregate indebtedness on December 31, 2002 was $588,882 resulting in a net capital ratio of .12 to 1.

The Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, settles all transactions on a delivery-versus-payment/receipt-versus-payment basis.

(4) Income Taxes

As of January 1, 2002, as a result of the organizational changes described in Note 1, the Company files its federal, New York State and New York City tax returns on a separate basis. Since the Company's income for the tax year ended December 31, 2002 of approximately $170,000 was offset by net operating loss carryforwards for federal tax purposes, the Company is not currently subject to federal income tax but is subject to tax on assets for New York State and tax on income for New York City. For the year ended December 31, 2002, the Company recorded a tax expense of approximately $41,200 and had no outstanding Federal tax liabilities as of December 31, 2002.

The Company has available on a separate basis approximately $5,000,000 of post-ownership change Federal tax operating loss carryforwards and approximately $3,000,000 in New York State net operating loss carryforwards (starting in 2001, net operating losses of banking institutions may be carried forward for New York State tax purposes but not for New York City tax purposes) as of December 31, 2002 to offset future taxable income. Such carryforwards, if not utilized, expire at various years through 2021. Additionally, under Internal Revenue Code Section 382, the Company experienced a change in ownership in April 12, 2000 and as such, its net operating losses generated prior to that date, totaling approximately $3,900,000, are subject to limitation.

Since there is a substantial doubt that the net operating loss carryforwards will be utilized, a full valuation allowance has been established to offset the deferred tax asset arising from the carryforward. Therefore, no deferred tax assets or income tax benefits have been recorded on the accompanying financial statements.

(5) Transactions with Related Parties

During the normal course of business, Nordea Bank Danmark A/S (the Parent), together with affiliated companies, provide and account for a portion of the Company's business activities.

For the year ended December 31, 2002, the Company earned account supervision and administrative services income of $281,406, and incurred commission expense of $497,142 relating to transactions with the Parent and other affiliated companies. Commission payable to the Parent and other affiliated companies amounted to $15,454 at December 31, 2002. In addition, the Company clears all of its customer transactions through the Parent, its correspondent clearing broker, the related clearance fees charged by the Parent amounted to $118,937 for the year ended December 31, 2002.

In addition, the New York Branch of Nordea Bank Finland, plc (the Branch) incurs expenses related to daily operation of the Company. The Company is then charged for its pro-rata share of such overhead and other expenses incurred by the Branch. The expenses allocated from the Branch amounted to $402,728 for the year ended December 31, 2002 and are included in clerical and administrative expenses on the statement of operations. For the year ended December 31, 2002, the Company incurred rental expense

(Continued)

amounted to $57,137 for occupying the dealing room of the Branch and is included in occupancy and equipment expenses on the statement of operations. Minimum future rentals for the lease approximately amounted to $290,000 in the aggregate for the five succeeding years.

Cash included in the accompanying statement of financial condition represents operating accounts with affiliated companies at December 31, 2002. Related interest income from and interest expense to affiliates amounted to $58,730 and $44,624 respectively for the year ended December 31, 2002.

(6) Employee Benefit Plan

401(k) Plan

The Company has 401(k) whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the first 6%. However, matching contributions could not exceed defined limits set by the Parent. Expenses attributable to the Plan amounted to $34,592 for the year ended December 31, 2002.